EXHIBIT 99.1

Acasti and Neptune Provide Update on Patent Litigations with Enzymotec

LAVAL, QUEBEC, Feb. 14, 2014 (GLOBE NEWSWIRE) -- Neptune Technologies & Bioressources Inc. ("Neptune") (Nasdaq:NEPT) (TSX:NTB) and Acasti Pharma Inc. ("Acasti") (Nasdaq:ACST) (TSX-V:APO), a Neptune subsidiary, announce that a settlement agreement has not been finalized with Enzymotec Ltd. and Enzymotec USA, Inc. (collectively, "Enzymotec") that would resolve the International Trade Commission ("ITC") investigation into infringement of Neptune's composition of matter patents, as well as related federal court actions initiated by Neptune against Enzymotec and its distributors. The ITC investigation was instituted in early 2013 after Neptune and Acasti's filing of a complaint alleging infringement of Neptune's krill extract composition patents by Enzymotec and other industry players, including Aker BioMarine and Rimfrost USA, LLC. As previously announced, Neptune and Acasti have concluded settlement agreements with all other Respondents named in the ITC investigation, and motions to terminate the ITC investigation as to these companies have been granted. Only Enzymotec remains outstanding.

On December 16, 2013, the Administrative Law Judge ("ALJ") presiding over the pending ITC Investigation granted a joint motion filed by Neptune, Acasti and Enzymotec to stay the proceedings for thirty days based on the parties' execution of a settlement term sheet.  The ALJ subsequently extended the stay through February 5, 2014 to give the parties more time to finalize a settlement agreement.

To date, the parties have reached an impasse on certain fundamental settlement terms, including terms to which Enzymotec had already agreed in the parties' signed term sheet. Consequently, as strongly encouraged by the ITC, Neptune will participate in the ITC's Mediation Program in a final attempt to reach a mutually satisfactory agreement. The mediation process is expected to be completed over the next 45 to 60 days. The parties have also requested that the ALJ continue the stay for an additional 60 days and reschedule the ITC hearing (trial) until after the expiration of the stay in the event that the mediation does not result in a final settlement. As the pioneer in the omega-3 phospholipid krill oil market, Neptune remains resolute in preventing infringing products from entering the U.S. market by all unlicensed parties, including Enzymotec.

About Neptune Technologies & Bioressources Inc.

Neptune is a biotechnology company engaged primarily in the development and commercialization of marine-derived omega-3 polyunsaturated fatty acids ("PUFAs"). Neptune has a patented process of extracting oils from Antarctic krill and principally sells omega-3 PUFAs as bulk oil to Neptune's distributors who commercialize them under their private label primarily in the U.S., European and Australian nutraceutical markets. Neptune's products generally come in bulk oil or capsule form and serve as a dietary supplement to consumers. Neptune's head office is located at 545 Promenade du Centropolis, Suite 100, Laval, Quebec.

Neptune respectively holds approximately 49.95% of the participating and voting rights of Acasti and 96% of the voting rights of NeuroBioPharm Inc. ("NeuroBio"). Through these subsidiaries, Neptune is also pursuing opportunities in the medical food and prescription drug markets. Acasti and NeuroBio respectively focus on the research and development of safe and therapeutically effective compounds for highly prevalent atherosclerotic conditions, such as cardiometabolic disorders and cardiovascular diseases, and for neurodegenerative and inflammation related conditions. Acasti's lead prescription drug candidate is CaPre®, a purified high omega-3 phospholipid concentrate derived from krill oil being developed to address the prevention and treatment of cardiometabolic disorders, including hypertriglyceridemia, which is characterized by abnormally high levels of triglycerides.

About Acasti Pharma Inc.

Acasti is an emerging biopharmaceutical company focused on the research, development and commercialization of new krill oil-based forms of omega-3 phospholipid therapies for the treatment and prevention of certain cardiometabolic disorders, in particular abnormalities in blood lipids, also known as dyslipidemia. Because krill feeds on phytoplankton (diatoms and dinoflagellates), it is a major source of phospholipids and polyunsaturated fatty acids ("PUFAs"), mainly eicosapentaenoic acid ("EPA") and docosahexaenoic acid ("DHA"), which are two types of omega-3 fatty acids well known to be beneficial for human health. CaPre®, currently Acasti's only prescription drug candidate, is a highly purified omega-3 phospholipid concentrate derived from krill oil and is being developed to help prevent and treat hypertriglyceridemia, which is a condition characterized by abnormally high levels of triglycerides in the bloodstream. ONEMIA®, a medical food and currently Acasti's only commercialized product, is a purified omega-3 phospholipid concentrate derived from krill oil with lower levels of phospholipids, EPA and DHA content than CaPre®.

Forward-Looking Statements

Statements in this press release that are not statements of historical or current fact constitute "forward-looking statements" within the meaning of the U.S. securities laws and Canadian securities laws. Such forward-looking statements involve known and unknown risks, uncertainties, and other unknown factors that could cause the actual results of Neptune and Acasti to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. In addition to statements which explicitly describe such risks and uncertainties,  readers are urged to consider statements labeled with the terms "believes," "belief," "expects," "intends," "anticipates,"  "will," or "plans" to be uncertain and forward-looking. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The forward-looking statements contained herein are also subject generally to other risks and uncertainties that are described from time to time in Neptune's and Acasti's public securities filings with the Securities and Exchange Commission and the Canadian securities commissions. Except as required by law, Neptune and Acasti disclaim any intention or obligation to update or revise any forward-looking statements.

"Neither NASDAQ, the Toronto Stock Exchange, the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release."

CONTACT: Neptune Contact:
         Andre Godin
         Chief Financial Officer
         +1.450.687.2262
         a.godin@neptunebiotech.com
         neptunebiotech.com

         Neptune and Acasti Contact:
         John Ripplinger
         Investor Relations
         +1.450.687.2262
         j.ripplinger@neptunebiotech.com
         neptunebiotech.com

         Acasti Contact:
         Xavier Harland
         Chief Financial Officer
         +1.450.687.2262
         x.harland@acastipharma.com
         acastipharma.com